SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

SIGNATURES

CNH GLOBAL N.V.

Form 6-K for the month of February 2005

List of Exhibits:

1.	Registrant’s Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of January and Cumulative for 1 Month, 2005, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of December 2004 Relative to Industry Results or Levels, Compared with Prior Year Periods.

CNH Global N.V.

Summary North American Retail Unit Sales Activity
For Selected Agricultural and Construction Equipment,
During the Month of January and Cumulative for 1 Month, 2005,
And Indicators of North American Dealer Inventory Levels for Selected Agricultural
Equipment at the End of December 2004
Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Association of Equipment Manufacturers (‘AEM’) and of the Canadian Farm and Industrial Equipment Institute (‘CFIEI’).

These industry data are based on unit sales as preliminarily reported by AEM and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.’s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the AEM and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.’s dealer’s inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market or of CNH Global N.V.’s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.’s relative performance in that market.

Copies of the relevant Agricultural Flash report from AEM and CFIEI follow the table.

Page 2	CNH Global N.V.	January N.A. Activity

SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
Total North
	American	CNH RELATIVE PERFORMANCE
CATEGORY	INDUSTRY	(All Brands)
RETAIL UNIT SALES:
MONTH OF JANUARY 2005

Agricultural Tractors:
under 40 horsepower (2WD)	+8.8%	down low double digits

40 to 100 horsepower (2WD)	+18.4%	down low double digits

over 100 horsepower (2WD)	+16.3%	up high double digits, significantly more than the industry

4 wheel drive tractors	+14.9%	up high double digits, significantly more than the industry

Sub total tractors over 40 hp	+17.6%	up low single digits

Total Ag tractors	+13.7%	down mid single digits

Combines	+38.0%	up mid single digits

Loader/backhoes	+8.4%	up low single digits

Skid Steer Loaders	+14.0%	down low single digits

Total Heavy
Construction Equipment	+24.8%	up low single digits

RETAIL UNIT SALES:
1 MONTH, 2005

Agricultural Tractors:
under 40 horsepower (2WD)	+8.8%	down low double digits

40 to 100 horsepower (2WD)	+18.4%	down low double digits

over 100 horsepower (2WD)	+16.3%	up high double digits, significantly more than the industry

4 wheel drive tractors	+14.9%	up high double digits, significantly more than the industry

Sub total tractors over 40 hp	+17.6%	up low single digits

Total Ag tractors	+13.7%	down mid single digits

Combines	+38.0%	up mid single digits

Loader/backhoes	+8.4%	up low single digits

Skid Steer Loaders	+14.0%	down low single digits

Total Heavy
Construction Equipment	+24.8%	up low single digits

DEALER INVENTORIES:
END OF DECEMBER 2004

Agricultural Tractors:
under 40 horsepower (2WD)	4.7 months supply	in line with the industry

40 to 100 horsepower (2WD)	4.6 months supply	1/2 month lower than the industry

over 100 horsepower (2WD)	4.0 months supply	1/2 month lower than the industry

4 wheel drive tractors	3.2 months supply	1/2 month lower than the industry

Total tractors	4.6 months supply	1/2 month lower than the industry

Combines	2.1 months supply	1/2 month higher than the industry

Dated: February 14, 2005

U.S. Ag Flash Reports

January 2005 Flash Report
U.S. Unit Retail Sales
(Report released 2/11/2005)

							December 2004
	January	January		Y-T-D	Y-T-D		U.S. Field
Equipment	2005	2004	% Chg.	2005	2004	% Chg.	Inventory
Farm Wheel Tractors - 2 Wheel Drive
Under 40 HP	5,272	4,851	8.7	5,272	4,851	8.7	52,358
40 & Under 100 HP	4,577	3,793	20.7	4,577	3,793	20.7	27,441
100 HP & Over	2,110	1,810	16.6	2,110	1,810	16.6	6,408
Total - 2 Wheel Drive	11,959	10,454	14.4	11,959	10,454	14.4	86,207
Total - 4 Wheel Drive	267	221	20.8	267	221	20.8	982
Total Farm Wheel Tractors	12,226	10,675	14.5	12,226	10,675	14.5	87,189
Combines (Self-Propelled)	356	253	40.7	356	253	40.7	1,069

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the fifty states and the District of Columbia.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

To U.S. Ag Flash Report Archive >>

© AEM 2005 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

Canadian Ag Flash Reports

January 2005 Flash Report Canada Unit Retail Sales
(Report released 2/11/2005)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. These data represent most, but not all, of the manufacturers in each product category being sold at retail in the Provinces of Canada.

	January			January YTD			December
							2005	2004
							Canadian	Canadian
							(Field)	(Field)
Equipment	2005	2004	% Chg.	2005	2004	% Chg.	Inventory	Inventory
Farm Wheel
Tractors -
2 Wheel Drive
Under 40 HP	237	212	11.8	237	212	11.8	3,024	2,494
40 & Under 100 HP	298	323	-7.7	298	323	-7.7	2,274	2,409
100 HP & Over	150	133	12.8	150	133	12.8	1,450	1,486
Total - 2 Wheel Drive	685	668	2.5	685	668	2.5	6,748	6,389
Total - 4 Wheel Drive	26	34	-23.5	26	34	-23.5	184	169
Total Farm Wheel Tractors	711	702	1.3	711	702	1.3	6,932	6,558
Combines	62	50	24.0	62	50	24.0	346	350
(Self-Propelled)

These data are, in part, estimates that are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution.

Ag Flash Report is updated by the 15th of the month.

Interested in subscribing to market data reports? Click here. For further information, please contact Deb Carson at 414-298-4146.

Go To Canadian Ag Flash Reports Archive >>

© AEM 2005 — Association of Equipment Manufacturers	Headquarters Office
Toll Free: 866-AEM-0442	111 E. Wisconsin Ave. Suite 1000
Click here to read our Legal and Privacy Information	Milwaukee, WI 53202-4806
Contact Us	Phone: 414-272-0943 Fax: 414-272-1170

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ RICHARD R. DYKHOUSE
Richard R. Dykhouse
Assistant Secretary

February 15, 2005